

January 13, 2011

Gary Guseinov
Chief Executive Office
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA. 90017
Via fax (213) 559-0583

> **Re: CyberDefender Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed December 21, 2010**
> **File No. 000-53475**

Dear Mr. Guseinov:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in the comments below. In our commenst, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2010

Item 9.A Controls and Procedures, page 27

1.   We note the company's Chief Executive Officer and Chief Financial Officer concluded that your disclosures controls and procedures and internal controls over financial reporting were not effective at December 31, 2009 due to a material weakness. Your disclosures indicate that the material weakness was the lack of a functioning audit committee, which resulted in ineffective oversight in the establishment and monitoring of required internal controls and procedures. We further note that your disclosure controls were not effective at each quarter-end date in fiscal 2010. The disclosures in the March 31, 2010 and June 30, 2010 Forms 10-Q/A and the September 30, 2010 Form 10-Q indicate that in applying accounting standards, your control environment is dependent upon a review function and the ability to recognize and obtain assistance for transactions and due to the failure of "this control", you were

required to restate your financial statements. Explain further what you mean by "this control." In addition, it is unclear whether the material weakness that existed at December 31, 2009 was the same weakness noted in the subsequent quarters. Please clarify and describe further the material weaknesses that existed at each period end date and explain, in detail, what remediation efforts your are making (or have made) to resolve these matters.

Notes to Financial Statements

Note 2 - Restatement of Financial Statements for the Year Ended December 31, 2009, page F-13

2.   We note your December 31, 2009 financial statements were restated, in part, to expensing direct-response advertising costs as incurred rather than capitalizing and amortizing such costs. In your letters dated May 10, 2010 (comment 13) and June 22, 2010 (comment 6) you provided various arguments and considerations in support of capitalizing such costs pursuant to ASC 340-20. Please explain, in detail, the facts and circumstances that lead to this change and specifically address the company's reconsideration of the accounting as previously communicated to the Staff in the response letters noted herein.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief